Mail Stop 3720

February 9, 2007

Mr. Ilan Kenig
President and Chief Executive Officer
Unity Wireless Corporation
7438 Fraser Park Drive
Burnaby, British Columbia, Canada

> RE: **Unity Wireless Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2006,**
> **June 30, 2006 and September 30, 2006**
> **File No. 000-30620**

Dear Mr. Kenig:

We have reviewed your supplemental response letter dated January 26, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated October 13, 2006, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Notes to Consolidated Financial Statements, page 7

3. Business combination, page 9

1. With respect to each acquisition, please provide the disclosures required by paragraph 44 of SFAS 142 with regard to your intangible assets other than goodwill.

2. Explain to us your basis for including the cost of the consideration paid to Celletra employees in the total purchase consideration paid for Celletra, rather than treating it as compensation expense. In this regard, we note in the purchase agreement that much of the consideration paid to employees was contingent upon the future operating performance of Celletra. As part of your response to this comment, please provide us a summary identifying each employee that received

consideration, the amount of consideration received; indicate if they were a shareholder of Celletra, and if so, the total number of shares held in Celletra and the total price per share in consideration that they received. You should also explain why any employee shareholders were treated differently than any non-employee shareholders, if applicable.

8. Convertible debentures, page 16

3.   We believe that the conversion feature on your convertible note must be accounted for as either an embedded derivative liability or a beneficial conversion feature. It appears that you have recognized both an embedded derivative liability and a beneficial conversion feature on the same host instrument. Please revise your accounting or advise us in detail.

4.   We note that subsequent to the February 2006 financing you have made additional issuances of warrants and debt with conversion features that you may not have sufficient authorized shares to settle. Please tell us how you determined the appropriate accounting for these instruments. Include specific reference to your analysis under SFAS 133 and EITF 00-19.

10. Preferred shares, page 19

5.   Tell us how you determined the appropriate accounting treatment for the conversion feature on your preferred shares. Include discussion of your analysis of paragraph 12(a) of SFAS 133 and provide references to any other authoritative literature used as guidance.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 32

6.   Please expand your disclosure to provide discussion of your recent acquisitions and their effect on your financial condition and results from operations. Your MD&A should also include discussion of known trends, demands, events, and uncertainties that are reasonably likely to have material effects in the future, particularly as they relate to these acquisitions.

Non-GAAP Financial Information, page 36

7.   We note that you reconcile your non-GAAP measure to net loss, implying that it is intended to be used a performance measure. If you present a non-GAAP performance measure that excludes recurring charges, you must meet the burden of demonstrating why management believes a performance measure that excludes these recurring charges is useful. We believe that this burden is not easily met. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of

Non-GAAP Financial Measures (which can be found at the following website address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm). Your discussion should, at a minimum, disclose the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please revise your presentation as appropriate.

Item 3. Controls and Procedures, page 40

8.   Your disclosure currently refers to management's assessment of the effectiveness of the design and operation of your disclosure controls and procedures as of March 31, 2006. Please revise your disclosure to cover the appropriate reporting period.

Form 8-K dated August 17, 2006

9.   Refer to the pro forma income statement giving effect to your purchase of Avantry, Celerica, and Celletra. We do not understand why you did not make any adjustments in your pro forma income statement to give effect to the continuing impact of your acquisitions on your results of operations.   Normally the new cost basis of an acquired entity, including any amortization resulting from intangible assets identified in purchase accounting, would impact future operations. Please revise or explain to us in detail why it is not necessary to provide income statement adjustments to give effect to each acquisition.

Form SB-2/A filed January 30, 2007

10.   Please also comply with our comments in your Form SB-2/A, as applicable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director